MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2003, 2002 and 2001.

The following management discussion and analysis is for the quarter ended March 31, 2004 and includes relevant information up to May 10, 2004 (“Report Date”). Additional information relating to the Company, including the Company’s AIF, is on SEDAR at www.sedar.com.

Exploration Activities

In the first quarter of 2004, Atna continued to add to its strong land positions and to search for new project opportunities with exceptional exploration potential. Data compilation advanced on the Jarbidge, Beowawe, and Sno projects, with drill targets identified on each property. Newmont Mining terminated its option on the Company’s Clover property in February after conducting ground geophysics and confirming the location of structural extensions of the bonanza-grade gold intercepts found in the southern portion of the property (up to 9.7 meters grading 25.3g/t). Newmont’s work improved the outlook for the project and Atna ventured the project out to Grandcru Resources Ltd. Grandcru must spend Cdn$2.5 million to earn a 55% interest in the project including US$150,000 by November 2004. Permit applications are being prepared and drilling is anticipated to commence in mid-summer.

An option agreement allowing Pacific Ridge Exploration to earn a 60% interest on Atna’s Sno Property was executed during the last quarter of 2003. Pacific Ridge must spend US$2.0 million to earn a 60% interest in the project and is currently planning the season’s exploration at the project including drill-testing targets identified by Atna’s geological team. Pacific Ridge will mobilize field crews to the project in mid-May. The Clover and Sno projects are located in the same volcanic section that hosts Newmont’s multi-million ounce Ken Snyder gold mine, located to the east of Atna’s projects along the Midas Trench graben. The Ken Snyder mine commenced production with underground reserves of 2.7 million short tons grading 1.12 oz/ton gold and 12.8 oz/ton silver and is approximately 15 kilometers east of Atna’s projects.

At the Golden Cloud project, our venture partner, Great Basin Gold, has commenced a 1,600-meter, 5 to 7 drill holes, program to test the structures and alteration consistent with high-level epithermal vein systems in the district. Results are anticipated in June. Drill holes will test geophysical and geological targets similar to those that host the adjacent Ivanhoe deposit, where Great Basin and Hecla Mining Company are proceeding with underground development work on their reserve of 719,000 short tons grading 1.29 oz/ton gold and 7.0 oz/ton silver.

Atna has mobilized field crews to its 100% owned Jarbidge project located in northeastern Elko County, Nevada. The Jarbidge district is credited with over 350,000 ounces gold and 1.6 million ounces of silver of historic production prior to cessation of active mining in the 1930s and has seen little modern exploration. Atna’s crews will initially focus on geological and geochemical sampling of prospective structures near the productive veins of the district to refine drill targets prior to an initial drill test that will include 15 to 20 drill holes. Permit applications have been submitted to the U. S. Forest Service and the State of Nevada for the construction of 49 drill sites, drill access roads, and up to 100 drill holes on the permitted sites. The drill program will commence upon receipt of an approved Plan of Operations from the regulatory authorities.

Drill program permitting has been initiated on the Beowawe project where compilation of 2003 field work and geophysical surveys conducted by Atna during 2003, identified several promising bonanza-grade vein drill targets. The phase one drill program will include 10 holes to test; the strong gold anomalies associated with banded quartz-chalcedony epithermal veins that parallel the range front fault zone, strong induced polarization and resistivity responses found in the geophysical survey, and highly prospective gold anomalies found in geothermal drill hole geochemical data. Drill permits are anticipated to be approved in late-June with drilling to commence in July.

Current metal prices and markets justify further expenditures to add value to Atna’s Yukon properties. Atna will participate in a program planned for the Wolverine Joint Venture (WJV) and provide its 39.4% share of a $525,000 total expenditure. The WJV will drill 1,000m of large (P-sized) diameter core at the Wolverine deposit to initiate infill drilling and to obtain sample for additional metallurgical analysis and geotechnical assessment. At the Marg deposit, Atna has planned geochemical and mapping surveys to cover projected extensions of the deposit stratigraphy during the coming field season.

Atna will continue its focus on the highly prospective gold belts of Nevada during the coming quarter with drilling anticipated on all of its bonanza gold vein projects and will continue to seek an appropriate partner for its Triple Junction/Dixie Fork Carlin-type gold project. The company also continues to evaluate advanced projects with in-situ resources.

Liquidity

The Company’s cash and cash equivalents decreased from $3,691,757 to $3,331,670 from December 31, 2003 to March 31, 2004, a difference of $360,087. In the same period of the prior year, the cash balance decreased from $3,687,711 to $2,794,714, a decrease of $892,997. The Company had a net working capital position of $3,359,373 at March 31, 2004 ($3,704,283 at December 31, 2003).

Operations

For the three months ended March 31, 2004, the Company incurred a loss of $312,143 ($503,480 — 2003), resulting in basic and diluted loss per share of $0.01 ($0.02 – 2003).

Interest and other income increased to $21,249 during the current interim period from $16,668 in 2003. General and administrative expenditures increased to $170,819 during the current interim period from $136,829 in 2003 primarily due to a reduced amount of internal wages allocated to capitalized project costs; shareholder communications rose due to increased corporate investor relations activities; and rent, services and office expenses increased due mainly to moving costs involved in the Company’s head office and a new office set-up in Nevada, USA, which occurred in March. The Company reported a non-cash stock-based compensation expense of $53,720 during the current interim period.

Non-capitalized general exploration and business development expenditures decreased to $80,254 during the current interim period from $331,448 in 2003. $200,213 of the 2003 amount was due to exploration costs incurred on the Cerro Negro Property in Chile, which the Company dropped and wrote down in 2003. Excluding Cerro Negro, aggregate exploration and business development expenditures decreased from $131,235 to $80,254 in the 2004 interim period. This decrease in exploration and business development expenditures was due primarily to decreased activities in Chile and Mexico.

Investing and Financing

Total acquisition and exploration expenditures on properties owned or subject to acquisition agreements in good standing decreased to $165,418 during the current interim period from $221,689 in 2003. Property acquisitions made during 2003 account for the difference in expenditures. During the current period the Company issued an aggregate of 30,000 common shares at a deemed price of $0.53 per share pursuant to the terms of property acquisition agreement.